SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*i

Trulia, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

897888103

(CUSIP Number)

March 20, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[i]

This Amendment (i) amends the original Schedule 13G filed by the reporting person on January 16, 2013 and subsequent amendments thereto filed on February 6, 2013, February 26, 2013, March 4, 2013 and March 12, 2013 to reflect that such filings were made by a non-U.S. institution pursuant to Rule 13d-1(b)(ii)(K) and to incorporate the certifications set forth in Item 10 of this filing and (ii) amends the original Schedule 13G and subsequent amendments to include additional information about the reporting person’s beneficial ownership as of December 31, 2012 and January 31, 2013.

SCHEDULE 13G

CUSIP No. 897888103	Page 2 of 6 Pages

1	Name of reporting person: I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Caledonia (Private) Investments Pty Limited (“Caledonia”) (no EIN)
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Australia
[Number of shares beneficially owned by each reporting person with	5	Sole voting power 4,255,525
	6	Shared voting power 0
	7	Sole dispositive power 4,255,525
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 4,255,525
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row 9 13.7%ii
12	Type of reporting person FI -IA

ii	Based on the number of outstanding shares as reflected in the issuer’s prospectus filed under Rule 424(b)(4) on March 15, 2013.

Schedule 13G
CUSIP No. 897888103		Page 3 of 6 Pages

Item 1.

(a)	Name of Issuer:

Trulia, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

116 New Montgomery Street, Suite 300

San Francisco, California 94105

Item 2.

(a)	Name of Person Filing:

Caledonia (Private) Investments Pty Limited

(b)	Address of Principal Business Office or, if none, Residence:

Level 18, Gateway, One Macquarie Place

Sydney NSW 2000, Australia

(c)	Citizenship:

Australia

(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 897888103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act

(b)	☐	Bank as defined in section 3(a)(6) of the Act

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1(ii)(E)

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F)

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G)

(h)	☐	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940

(j)	☒	A non-U.S. institution that is the functional equivalent of any of the institutions listed in Rule 240.13d-1 (b)(1)(ii)(A) through (I), so long as the non-U.S. institution is subject to a regulatory scheme that is substantially comparable to the regulatory scheme applicable to the equivalent U.S. institution (FOREIGN INVESTMENT ADVISER);

(k)	☐	Group, in accordance with §240.13d-1(b)-1(ii)(J)

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.iii

iii

As of December 31, 2012, the reporting person beneficially owned 2,571,902 shares of common stock, had the sole power to vote, direct the vote, dispose and direct the disposition of said shares, and said shares constituted 9.3% of the issuer’s then-outstanding shares. As of January 31, 2013, the reporting person beneficially owned 2,978,258 shares of common stock, had the sole power to vote, direct the vote, dispose and direct the disposition of said shares, and said shares constituted 10.9% of the issuer’s then-outstanding shares.

Schedule 13G
CUSIP No. 897888103		Page 4 of 6 Pages

(a)	Amount Beneficially Owned:

4,255,525

(b)	Percent of Class:

13.7%iv

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

4,255,525

(ii) Shared power to vote or to direct the vote:

0

(iii) Sole power to dispose or to direct the disposition of:

4,255,525

(iv) Shared power to dispose or to direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

N/A

Item 8.	Identification and Classification of Members of the Group

N/A

Item 9.	Notice of Dissolution of Group

N/A

iv	See footnote ii.

Schedule 13G
CUSIP No. 897888103		Page 5 of 6 Pages

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to investment advisers with an Australian Financial Services license is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

Schedule 13G
CUSIP No. 897888103		Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

March 22, 2013
Date

Caledonia (Private) Investments Pty Limited

By:	/s/ Bernard Stanton
Bernard Stanton
Director